Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 14, 2014

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

February 9, 2014

Item 3.                                                         News Release

Hudbay issued a news release with respect to the material change referred to in this report on February 9, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On February 9, 2014, Hudbay announced its intention to commence an offer (the “Offer”) to acquire all of the issued and outstanding common shares of Augusta Resource Corporation (“Augusta”) not already held by Hudbay by way of a take-over bid. Augusta owns the Rosemont copper project near Tucson, Arizona.

Item 5.                                                         Full Description of Material Change

On February 9, 2014, Hudbay announced its intention to commence the Offer to acquire all of the issued and outstanding common shares of Augusta. Augusta owns the Rosemont copper project near Tucson, Arizona.

Under the terms of the Offer, Augusta shareholders will be entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, representing approximately C$2.96 per Augusta common share (based on the closing share price of Hudbay on the TSX on February 7, 2014). The Offer consideration represents a premium of 62% to Augusta’s 20-day volume-weighted average price on the TSX for the period ending February 7, 2014, and a premium of 18% to Augusta’s closing share price on the TSX on February 7, 2014, in addition to Augusta’s 26% share price increase during the two trading days preceding the Offer. The Offer values Augusta at an enterprise value of approximately C$540 million on a fully diluted in-the-money basis.

The Offer has been made for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after February 10, 2014 but before the expiry of the Offer upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire any Augusta common shares, including, without limitation, any option, warrant or convertible debenture, together with the associated rights issued under Augusta’s shareholder rights plan dated April 18, 2013. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of Augusta’s issued and outstanding common shares.

The Offer is open for acceptance until 5:00 p.m. EST on March 19, 2014, unless extended or withdrawn. The Offer is subject to customary conditions, including the deposit under the Offer of Augusta common shares that, together with the Augusta common shares held by Hudbay and its affiliates, represent not less than 66 2/3% of

Augusta common shares on a fully-diluted basis, receipt of all necessary regulatory approvals, no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. The Offer is not subject to the approval of Hudbay’s shareholders and is not subject to any financing or due diligence conditions.

The full details of the Offer are set out in the take-over bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This material change report is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

February 14, 2014

Important Notice

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.  The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of 100% of the issued and outstanding common shares of Augusta; that all required regulatory and governmental approvals for the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay common shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay common shares, the development of Augusta’s Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, Augusta becoming a majority-owned subsidiary of Hudbay after consummation of the Offer, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain the required approvals or clearances from government authorities on a timely basis, as well as the risks discussed under the heading “Risk Factors” in the take-over bid circular dated February 10, 2014, which Hudbay has filed with Canadian securities regulatory authorities and which is part of the Registration Statement and the Schedule TO that Hudbay has filed with the SEC. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this material change report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.